Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth, for each of the periods presented, our deficiency of earnings to cover fixed charges. Our net losses were insufficient to cover fixed charges for each of the periods presented. Because of these deficiencies, the ratio information is not applicable for those periods. The extent to which earnings were insufficient to cover fixed charges for those periods is shown below. Amounts shown are in thousands, except for ratios.

	Year Ended December 31,
	2013	2014	2015	2016	2017
Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges(2)	$(8,603)	$(28,031)	$(57,230)	$(79,039)	$(119,505)

(1)	In each of the period presented, earnings were not sufficient to cover fixed charges.
(2)	For purposes of these calculations, “earnings” consist of loss before income taxes and fixed charges. “Fixed charges” consist of the component of rental expense believed by management to be representative of the interest factor for those amounts.